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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ April 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Corporate Articles, dated March 20, 2008; SEDAR filed 4/28/2008
2. Share Option Plan, dated February 12, 2008; SEDAR filed 4/28/2008

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):   _____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                            Yes ___   No <u>xxx</u>

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

PEDIMENT EXPLORATION LTD.
(the "Company")

The Company has as its articles the following articles.

Incorporation number: BC0272413

Full name and signature of a director	Date of signing
"Gary Freeman"	*March 20, 2008*

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(a)   "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(b)   "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c)   "legal personal representative" means the personal or other legal representative of the shareholder;

(d)   "registered address" of a shareholder means the shareholder's address as recorded in the central securities register; and

(e)   "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address

and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

    (a)   order the share certificate or acknowledgment, as the case may be, to be cancelled; and

    (b)   issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

    (a)   proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

    (b)   any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any, and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(a)   consideration is provided to the Company for the issue of the share by one or more of the following:

(1)   past services performed for the Company;

(2)   property;

(3)   money; and

(4)   the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.   SHARE REGISTERS

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act,* appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5.   SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(a)   a duly signed instrument of transfer in respect of the share has been received by the Company;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)   the Company is insolvent; or

(b)   making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)   is not entitled to vote the share at a meeting of its shareholders;

(b)   must not pay a dividend in respect of the share; and

(c)   must not make any other distribution in respect of the share.

8. BORROWING POWERS

The Company, if authorized by the directors, may:

(a)   borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)   issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)   guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)   mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may by ordinary resolution:

(a)   create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)   increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)   subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)   if the Company is authorized to issue shares of a class of shares with par value:

(1)   decrease the par value of those shares; or

(2)   if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)   change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)   alter the identifying name of any of its shares; or

(g)   otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

9.2   Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by ordinary resolution:

(a)   create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)   vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3   Change of Name

The Company may by directors' resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4   Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by directors' resolution alter these Articles.

10.   MEETINGS OF SHAREHOLDERS

10.1   Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2   Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting and to each director of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

    (a)   if and for so long as the Company is a public company, 21 days;

    (b)   otherwise, 10 days.

10.5 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

    (a)   if and for so long as the Company is a public company, 21 days;

    (b)   otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1 or 11.2, the notice of meeting must:

    (a)   state the general nature of the special business; and

    (b)   if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

        (1)   at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(2)   during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9   Location of Meetings of Shareholders

Meetings of shareholders may be held at any location within Canada, or at any location outside of Canada if authorized by directors' resolution.

11.   PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1   Special Business

At a meeting of shareholders, the following business is special business:

(a)   at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)   at an annual general meeting, all business is special business except for the following:

(1)   business relating to the conduct of or voting at the meeting;

(2)   consideration of any financial statements of the Company presented to the meeting;

(3)   consideration of any reports of the directors or auditor;

(4)   the setting or changing of the number of directors;

(5)   the election or appointment of directors;

(6)   the appointment of an auditor;

(7)   the setting of the remuneration of an auditor;

(8)   business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(9)   any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2   Special Business Public Company

If and for so long as the Company is a public company, Article 11.1 does not apply and any business presented to a general meeting of shareholders, is special business if a special resolution is being submitted to shareholders to approve such business.

11.3   Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.4   Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.5   One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)   the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)   that shareholder, present in person or by proxy, may constitute the meeting.

11.6   Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.7   Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.8   Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)   in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)   in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.9   Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.8(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.10   Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)   the chair of the board, if any; or

(b)   if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.11   Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.12   Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any

adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.13 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.14 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.15 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.14, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.16 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.17 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.18 Manner of Taking Poll

Subject to Article 11.19, if a poll is duly demanded at a meeting of shareholders:

    (a)   the poll must be taken:

        (1)   at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

        (2)   in the manner, at the time and at the place that the chair of the meeting directs;

    (b)   the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

    (c)   the demand for the poll may be withdrawn by the person who demanded it.

11.19 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.20 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.21 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.22 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.23 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.24 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

Bull, Housser & Tupper LLP

12.5 Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)   for that purpose, the instrument appointing a representative must:

(1)   be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)   be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)   if a representative is appointed under this Article 12.5:

(1)   the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(2)   the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

Article 12.9 does not apply to the Company if and for so long as it is a public company.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)   the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)   the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)   the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)   be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)   unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)   at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)   by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

name of company

(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

_____

Signed *[month, day, year]*

_____

[Signature of shareholder]

_____

[Name of shareholder-printed]

_____

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)   received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)   provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a)   if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)   if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.   DIRECTORS

13.1 Number of Directors

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)   if the Company is a public company, the greater of three and the most recently set of:

(1)   the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(2)   the number of directors set under Article 14.4;

(b)   if the Company is not a public company, the most recently set of:

(1)   the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(2)   the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(a)(1) or 13.1(b)(1):

(a)   the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)   if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)   the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)   all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)   that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(b)   that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c)   the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)   the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by ordinary resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.   ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company. The directors' determination as to whether to approve an appointee as an alternate director will be made in their sole discretion.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)   will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b)   has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c)   will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(d)   has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(a) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b) the alternate director dies;

(c) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(d) the alternate director ceases to be qualified to act as a director; or

(e) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3 Setting the Remuneration of Auditors

The directors may from time to time set the remuneration of the auditors of the Company.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)   the chair of the board, if any;

(b)   in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)   any other director chosen by the directors if:

(1)   neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(2)   neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(3)   the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner**.**

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(a)   the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)   the director or alternate director, as the case may be, has waived notice of the meeting.

18.8   Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9   Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.   EXECUTIVE AND OTHER COMMITTEES

19.1   Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a)   the power to fill vacancies in the board of directors;

(b)   the power to remove a director;

(c)   the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)   such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2   Appointment and Powers of Other Committees

The directors may, by resolution:

(a)   appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)   delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

    (1)   the power to fill vacancies in the board of directors;

    (2)   the power to remove a director;

    (3)   the power to change the membership of, or fill vacancies in, any committee of the directors; and

    (4)   the power to appoint or remove officers appointed by the directors; and

(c)   make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3   Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(a)   conform to any rules that may from time to time be imposed on it by the directors; and

(b)   report every act or thing done in exercise of those powers at such times as the directors may require.

19.4   Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)   revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)   terminate the appointment of, or change the membership of, the committee; and

(c)   fill vacancies in the committee.

19.5   Committee Meetings

Subject to Article 19.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)   the committee may meet and adjourn as it thinks proper;

(b)   the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)   a majority of the members of the committee constitutes a quorum of the committee; and

(d)   questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.   OFFICERS

20.1   Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2   Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)   determine the functions and duties of the officer;

(b)   entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)   revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3   Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4   Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.   INDEMNIFICATION

21.1   Definitions

In this Article 21:

(a)   "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)   "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(1)   is or may be joined as a party; or

(2)   is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)   "expenses" has the meaning set out in the *Business Corporations Act*; and

(d)   "senior officer" has the meaning set out in the *Business Corporations Act.*

21.2   Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director, senior officer, former senior officer or alternate director of the Company and his or her heirs and legal personal representatives (each, an "indemnitee") against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each indemnitee is deemed to have contracted with the Company on the terms of the indemnity contained in these Articles 21.2 and 21.3.

21.3   Mandatory Advancement of Expenses

The Company must pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnitee in respect of that proceeding but the Company must first receive from the indemnitee a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the *Business Corporations Act*, the indemnitee will repay the amounts advanced.

21.4   Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.5   Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or senior officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.6   Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)   is or was a director, alternate director, senior officer, employee or agent of the Company;

(b)   is or was a director, alternate director, senior officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)   at the request of the Company, is or was a director, alternate director, senior officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)   at the request of the Company, holds or held a position equivalent to that of a director, alternate director or senior officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, senior officer, employee or agent or person who holds or held such equivalent position.

22.   DIVIDENDS

22.1   Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder

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or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act.*

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

    (a)   mail addressed to the person at the applicable address for that person as follows:

        (1)   for a record mailed to a shareholder, the shareholder's registered address;

        (2)   for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

        (3)   in any other case, the mailing address of the intended recipient;

    (b)   delivery at the applicable address for that person as follows, addressed to the person:

        (1)   for a record delivered to a shareholder, the shareholder's registered address;

        (2)   for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

        (3)   in any other case, the delivery address of the intended recipient;

    (c)   sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

    (d)   sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

    (e)   physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)   mailing the record, addressed to them:

(1)   by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(2)   at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)   if an address referred to in paragraph (a)(2) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)   any two directors;

(b)   any officer, together with any director;

(c)   if the Company only has one director, that director; or

(d)   any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or

other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PEDIMENT EXPLORATION LTD.
(the "Company")
SHARE OPTION PLAN
Dated for reference February 12, 2008

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Plan will be to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies (the "**Exchange Policies**"), as may be amended from time to time, of the TSX Venture Exchange (the "**TSX Venture**") or the Toronto Stock Exchange (the "**TSX**"), depending upon the stock exchange on which the Common Shares are, at the relevant time, listed for trading, and any inconsistencies between this Plan and the Exchange Policies, whether due to inadvertence or changes in the Exchange Policies, will be resolved in favour of the latter.

Definitions

1.2 In this Plan:

Affiliate means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

Associate has the meaning assigned by the Securities Act;

Blackout Period means a period during which the Company has imposed restrictions on trades in its securities by its Directors, Officers and Employees;

Board means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

Business Days means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia;

Common Shares means common shares without par value in the capital of the Company providing such class is listed on the TSX Venture or the TSX;

Company means Pediment Exploration Ltd. and includes, unless the context otherwise requires, all of its Affiliates (including Compania Minera Pitalla SA de C.V.) and successors according to law;

Consultant means a Person or Consultant Company, other than an Employee, Officer or Director that:

(i) provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii)   provides the services under a written contract between the Company or an Affiliate and the Person or the Consultant Company;

(iii)   in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv)   has a relationship with the Company or an Affiliate that enables the Person or Consultant Company to be knowledgeable about the business and affairs of the Company;

Consultant Company means for a Person consultant, a company or partnership of which the Person is an employee, shareholder or partner;

Directors means the directors of the Company or any of its Afilliates, as may be elected from time to time;

Discounted Market Price has the meaning assigned by Policy 1.1 of the TSX Venture;

Disinterested Shareholder Approval means approval by a majority of the votes cast by eligible shareholders at a duly constituted meeting of the shareholders of the Company, excluding votes attached to shares beneficially owned by Service Providers or their Associates;

Distribution has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

Effective Date for an Option means the date of grant thereof by the Board;

Employee means:

(i)   a Person who is considered an employee under the Income Tax Act (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(ii)   a Person who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)   a Person who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

Exchange Policies has the meaning given to it in Section 1.1 of this Plan;

Exercise Price means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

Existing Options means the options to purchase Common Shares previously granted by the Company under any former stock option plan of the Company, which options are, going forward, governed by the terms and conditions of this Plan;

Expiry Date means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

Insider means:

(i)   an "insider" (or "Insider") as defined in the Exchange Policies or as defined in securities legislation applicable to the Company; or

(ii)   an Associate of any person who is an Insider by virtue of paragraph (i) above;

Investor Relations Activities has the meaning assigned by Policy 1.1 of the TSX Venture, and means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

Management Company Employee means a Person employed by another person or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or Person engaged primarily in Investor Relations Activities;

Officer means a duly appointed "senior officer" of the Company or an Affiliate as defined in the Securities Act;

Option means any Existing Option and any option to purchase Common Shares granted hereunder;

Option Commitment means the notice of grant of an Option delivered by the Company hereunder to a Service Provider and substantially in the form of Schedule A hereto or, for Existing Options, under any former stock option plan of the Company;

Optioned Shares means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

Optionee means the recipient of an Option hereunder or a holder of Existing Options;

Outstanding Shares means at the relevant time, the number of outstanding Common Shares of the Company;

Participant means a Service Provider that becomes an Optionee;

Person means a company or an individual;

Plan means this Share Option Plan, as may be amended;

Plan Shares means the total number of Common Shares which may be made subject to issuance as Optioned Shares under this Plan as provided in Section 2.2;

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Regulatory Approval means the approval of the TSX Venture or the TSX, depending on which stock exchange the Common Shares are, at the relevant time, listed for trading, and any other securities regulatory authority that may have lawful jurisdiction over this Plan and any Options issued hereunder;

Sale of the Company means:

(i)   a sale of all or substantially all of the assets of the Company;

(ii)   a corporate transaction (whether effected through an acquisition for cash or securities, and whether structured as a purchase, amalgamation, merger, arrangement or otherwise) in which the Company is not the surviving corporation (other than a purchase, amalgamation, merger or consolidation with one or more subsidiaries of the Company, or other transaction in which there is no material change of control in the beneficial shareholder(s) of the Company; and

(iii)   a corporate transaction (whether effected through an acquisition for cash or securities, and whether structured as a purchase, amalgamation, merger, arrangement or otherwise) in which the Company is the surviving corporation, but after which shareholder(s) of the Company immediately prior to such transaction (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such transaction) hold less than 30% of the voting rights attaching to all of the outstanding voting securities of the Company;

Securities Act means the *Securities Act*, R.S.B.C. 1996, c. 418, as amended from time to time;

Service Provider means a Person who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Service Providers;

Share Compensation Arrangement means any Option under this Plan and any other stock option, stock option plan, employee stock purchase plan, restricted share unit plan, or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider, including, where applicable, the Existing Options;

Shareholder Approval means approval by a majority of the votes cast by eligible shareholders at a duly constituted meeting of the shareholders of the Company;

TSX has the meaning given to it in Section 1.1 of this Plan; and

TSX Venture has the meaning given to it in Section 1.1 of this Plan.

Interpretation

1.3   Where reference is made in this Plan to "the TSX Venture or the TSX" or words to similar effect, as between the TSX Venture or the TSX, only one stock exchange will, from time to

time, be the applicable stock exchange, and it will be the stock exchange on which the Common Shares are then listed for trading.

1.4   Unless otherwise specified, words used in this Plan importing the singular include the plural and vice versa and words importing gender include all genders and non-individual entities.

1.5   Except as otherwise expressly determined otherwise by the Board, a Service Provider will be deemed to have ceased to be employed by or provide services to the Company on the first to occur of the date on which the Service Provider has left his employ/office with the Company, the date on which his service contract with the Company expires, and the termination date specified in a termination notice given by the Company to the Service Provider.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1   There is hereby established a Share Option Plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates. This Plan replaces the Company's former stock option plan, and will govern any and all Options granted hereunder, and, subject to the express provisions hereof, any and all Existing Options. Except to the extent that amendments to Options effected by this Plan will impair the rights and entitlements of an Optionee under Existing Options, the Existing Options will be governed by and interpreted in accordance with this Plan.

Maximum Plan Shares

2.2   The maximum aggregate number of Plan Shares that may be made subject to issuance under Options granted under this Plan is equal to 10% of the Outstanding Shares at the time of the Option grant, less the aggregate number of Existing Options and number of Common Shares that are subject to issuance under outstanding rights that have been issued by the Company under any other Share Compensation Arrangement, subject to adjustment under Section 3.15.

Eligibility

2.3   Subject to the Board's powers of delegation under this Plan, options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX Venture or the TSX, and the Company is obtained. For greater certainty, a change in the status of a Participant's relationship with the Company will not affect such Participant's then-existing Options, provided that the Participant has not ceased to be a Service Provider.

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Options Granted Under the Plan

2.4   All Options granted under this Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.5   Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6   Subject to Section 2.9, if the Common Shares are listed for trading on the TSX Venture, the following restrictions on issuances of Options are applicable under this Plan:

(a)   no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the Outstanding Shares (unless the Company is classified as a Tier 1 Issuer by the TSX Venture and the Company has obtained Disinterested Shareholder Approval under Section 2.9;

(b)   no Options can be granted under this Plan if the Company is designated "Inactive" by the TSX Venture;

(c)   the aggregate number of Options granted to Service Providers conducting Investor Relations Activities in any 12-month period must not exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of TSX Venture; and

(d)   the aggregate number of Options granted to any one Consultant in any 12-month period must not exceed 2% of the Outstanding Shares, calculated at the time of grant, without the prior consent of TSX Venture.

2.7   If the Common Shares are listed for trading on the TSX, then, notwithstanding anything in this Plan to the contrary, the aggregate number of Common Shares that may be issued to Insiders pursuant to Options granted under this Plan and under any other Share Compensation Arrangement within any one-year period, must not exceed 10% of the Outstanding Shares.

Powers of the Board

2.8   The Board will be responsible for the general administration of this Plan and the proper execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

(a)   allot Common Shares for issuance in connection with the exercise of Options;

(b)   grant Options hereunder;

(c)   amend, suspend, terminate or discontinue this Plan or the terms of any Option granted under this Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of this Plan will, without the written consent of all Optionees, impair the rights and entitlements of any Optionee pursuant to a then-outstanding Option unless such amendment is the result of a change in the Exchange Policies or, if applicable, the Company's tier classification under the policies of the TSX Venture;

(d)   in its sole discretion, amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to Service Providers (before a particular Option is granted) subject to the other terms hereof; and

(e)   delegate all or such portion of its powers under this Plan as it may determine to a duly appointed committee of the Board or an Officer of the Company, either indefinitely or for such period of time as it may specify, and thereafter such committee or Officer may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorised so to do. If such a committee or Officer is appointed for this purpose, all references herein to the Board will be deemed to be references to such committee or Officer. Notwithstanding the foregoing, the Board will not be permitted to delegate its powers hereunder to an Officer to the extent that such powers relate to the participation in this Plan by Officers and Directors.

Terms or Amendments Requiring (Disinterested) Shareholder Approval

2.9   If the Common Shares are listed for trading on the TSX Venture, then the Company will be required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:

(a)   this Plan, together with all of the Company's previously established and outstanding stock option plans or grants, could result at any time in:

(i)   the aggregate number of shares reserved for issuance under Options granted to Insiders exceeding 10% of the Outstanding Shares;

(ii)   the number of Optioned Shares issued to Insiders within a one-year period exceeding 10% of the Outstanding Shares; or

(iii)   the issuance to any one Optionee, within a 12-month period, of a number of shares exceeding 5% of the Outstanding Shares (such action is prohibited pursuant to paragraph (a) of Section 2.6 if the Company is classified as a Tier 2 Issuer by the TSX Venture); and

(b)   any reduction in the Exercise Price of an Option previously granted to an Insider.

2.10   If the Common Shares are listed for trading on the TSX, then the Company will be required to obtain:

(a)   except for actions of the Board taken in accordance with paragraphs (c) or (d) of Section 2.8, Shareholder Approval at the time of any amendment to this Plan;

(b)   Shareholder Approval, excluding the votes of Common Shares held by Insiders benefiting from the amendment if required by Exchange Policies, of:

      (i)   any reduction in the Exercise Price of an Option held by an Insider; or

      (ii)   any extension of the term of an Option held by an Insider;

(c)   except for amendments described in paragraph (b) above, Shareholder Approval will not be required for an action of the Board taken in accordance with paragraphs (c) or (d) of Section 2.8.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1   The Exercise Price of an Option will be set by the Board at the time such Option is allocated under this Plan, and cannot be less than the Discounted Market Price, if the Common Shares are listed for trading on the TSX Venture, or the most recent closing market price of the Common Shares as reported by the TSX at the time such option is granted, if such shares are listed for trading on the TSX.

Term of Option

3.2   The term of each Option will be determined by the Board, provided that, if the Company is a Tier 1 Issuer on the TSX Venture or the Common Shares are listed for trading on the TSX, then an Option can be exercisable for a maximum of ten (10) years from the Effective Date; and if the Company is a Tier 2 Issuer on the TSX Venture, then an Option can be exercisable for a maximum of five (5) years from the Effective Date.

3.3   Notwithstanding Section 3.2, if the Expiry Date of an Option occurs:

(a)   within a Blackout Period, the Expiry Date will be extended to the date which is ten (10) Business Days after expiry of the Blackout Period; or

(b)   immediately following a Blackout Period, the Expiry Date will be extended to the date which is ten (10) Business Days after expiry of the Blackout Period less the number of Business Days between the Expiry Date of the Option and the date on which the Blackout Period ends.

The term of expiry pursuant to paragraphs (a) or (b) above is subject to the discretion of the Board.

Option Amendment

3.4   Subject to Section 2.10(b), the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option, the date the Company's shares commenced trading on the TSX Venture, or the date of the last amendment of the Exercise Price.

3.5   An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in Section 3.2.

3.6   Any proposed amendment to the terms of an Option must receive any and all approvals that are required from the TSX Venture or the TSX under Exchange Policies prior to the exercise of such Option.

Vesting of Options

3.7   Subject to Section 3.8 and Section 3.9, vesting of Options is otherwise at the discretion of the Board, and will generally be subject to:

(a)   the Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(b)   remaining as a Director of the Company or any of its Affiliates during the vesting period.

3.8   If the Common Shares are listed for trading on the TSX Venture, the Company is classified as a Tier 2 Issuer by the TSX Venture and the Plan Shares exceed 10% of the Outstanding Shares, then any Options granted under this Plan will vest in accordance with the vesting schedule attached as Schedule B and may be exercised only after vesting.

Vesting of Options Granted for Investor Relations Activities

3.9   If the Common Shares are listed for trading on the TSX Venture, then Options granted to Consultants conducting Investor Relations Activities will vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting or such longer vesting period as the Board may determine.

Variation of Vesting Periods

3.10   At the time an Option is granted which carries vesting provisions, the Board may vary such vesting provisions provided in Section 3.8 and Section 3.9, subject to Regulatory Approval.

Accelerated Vesting

3.11   Notwithstanding any vesting provisions imposed on any Options, If the Common Shares are listed for trading on the TSX Venture and the Company is classified as a Tier 1 Issuer by the TSX Venture or the Common Shares are listed for trading on the TSX, immediately upon the completion of a Sale of the Company, all outstanding and unvested Options (except for Options granted to Consultants conducting Investor Relations Activities) will be deemed to be fully vested without the need for any further action by the Company or the Optionee.

Optionee Ceasing to be a Service Provider

3.12   No Optionee may exercise an Option after such Optionee has ceased to be a Director, Officer, Employee, Management Company Employee or Consultant, except that:

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(a)   in the case of the death of an Optionee, any Option held by such Optionee at the date of death may be exercised by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date otherwise applicable to such Option;

(b)   if the Common Shares are listed for trading on the TSX Venture, then Options granted to a Service Provider may be exercised until the earlier of 90 days of the date the Optionee ceases to be a Director, Officer, Employee, Management Company Employee or Consultant and the Expiry Date otherwise applicable to such Option, except that if the Company is classified as a Tier 2 Issuer by the TSX Venture, then Options granted to a Service Provider conducting Investor Relations Activities must be exercised within 30 days of the date the Optionee ceases to be a Director, Officer, Employee, Management Company Employee or Consultant; and

(c)   if the Common Shares are listed for trading on the TSX, then, except as otherwise expressly approved by the Board for the specific Option Commitment in question, Options granted to a Service Provider may be exercised until the earlier of one year of the date the Optionee ceases to be a Director, Officer, Employee, Management Company Employee or Consultant and the Expiry Date otherwise applicable to such Option;

in each case only to the extent that such Optionee was vested in the Option at such date.

3.13   In the case of an Optionee being dismissed from employment or service for cause, the Options held by such Optionee, whether or not vested at the date of dismissal, will terminate immediately on the date the Optionee ceased to be a Director, Officer, Employee, Management Company Employee or Consultant, and such Optionee may not exercise such Options after such date. In the case of an Optionee being dismissed from employment or service for cause or otherwise, no potential value of the Optionee's Options will be considered in determining any notice or compensation in lieu of notice that may be required or given upon such cessation of the Optionee's tenure with the Company. This is a condition of the grant of the Options to the Optionee and the Optionee waives any and all rights and claims the Optionee may have to any Optioned Shares or value attributable to Optioned Shares which would have under any circumstances vested after the Optionee ceases to be employed by or provide services to the Company.

Non Assignable

3.14   Subject to paragraph (a) of Section 3.12, all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.15   The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a)   in the event of a subdivision of Common Shares as constituted on the date of grant of an Option, at any time while such Option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares thereunder, in addition to the number of Optioned Shares in

respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefor;

(b)   in the event of a consolidation of the Common Shares as constituted on the date of grant of an Option, at any time while such Option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares thereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)   in the event of any change of the Common Shares as constituted on the date of grant of an Option, at any time while such Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares thereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d)   in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of share and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this Section 3.15;

(e)   an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section 3.15 are cumulative;

(f)   the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would except for the provisions of this paragraph (f) of Section 3.15, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company; and

(g)   if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this Section 3.15, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered

Accountants, in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1   Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to this Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

Manner of Exercise

4.2   An Optionee who wishes to exercise his Option may do so by delivering:

(a)   a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b)   the aggregate Exercise Price for the Optioned Shares being acquired by cash or a certified cheque payable to the Company.

Delivery of Certificate and Hold Periods

4.3   As soon as practicable after receipt of the notice of exercise described in Section 4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws. Further, if the Company is a Tier 2 Issuer, or the Exercise Price is set below the then current market price of the Common Shares on the TSX Venture, then the certificate will also bear a legend stipulating that the Optioned Shares are subject to a four-month TSX Venture hold period commencing the date of the Option Commitment.

ARTICLE 5
GENERAL

Employment and Services

5.1   Nothing contained in this Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in this Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2   The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of this Plan or to the effect of the *Income Tax Act* (Canada) or any other taxing statute governing the Options or the

Common shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Governing Law

5.3   This Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Amendment of the Plan

5.4   The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of this Plan will be subject to any necessary Regulatory Approvals.

U.S. Tax Withholding

5.5   Prior to the delivery of any Optioned Shares being acquired upon exercise of an Option, the Company may withhold, or require an Optionee to remit to the Company, an amount sufficient to pay any U.S. Federal, state, and local taxes associated with exercise of the Option and acquisition of the Optioned Shares. The Board may, in its discretion and subject to such rules as the Board may adopt, permit an Optionee to pay any or all taxes associated with such exercise in cash, by tendering or arranging to have sold the appropriate number of Common Shares, including the Optioned Shares being delivered in connection with the exercise, or by a combination of these methods. If Common Shares are used to satisfy withholding tax obligations, such Common Shares shall be valued based on the fair market value thereof as of the date when the withholding for taxes is required to be made. Notwithstanding the foregoing, except as otherwise provided by the Board or in the terms of the Option, the Company shall have the right to require an Optionee to pay cash to satisfy withholding taxes as a condition to the delivery of any Optioned Shares being acquired upon exercise under this Plan.

SCHEDULE A
SHARE OPTION PLAN
OPTION COMMITMENT

Notice is hereby given that, effective this ▼ day of ▼, 200▼ (the "Effective Date") Pediment Exploration Ltd. (the "Company") has granted to ▼ (the "Service Provider"), an Option to acquire ▼ Common Shares (the "Optioned Shares") up to 5:00 p.m. (Vancouver Time) on the ▼ day of ▼, 200▼ (the "Expiry Date") at an Exercise Price of CDN$▼ per share.

At the date of grant of the Option, the **[Company's Common Shares are listed for trading on the TSX Venture and the Company is classified as a Tier ▼ Issuer / Company's Common Shares are listed for trading on the TSX]**.

Optioned Shares will vest and may be exercised as follows: ▼

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan (the "Plan") dated for reference February 12, 2008, the terms and conditions of which are hereby incorporated herein. Capitalized terms not otherwise defined herein have the meaning ascribed thereto in the Plan. The Company will provide you with a copy of the Plan upon your request.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the Company's transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment. **[Tier 1 Issuers on the TSX Venture and companies listed on the TSX may grant stock options without a hold period, provided the exercise price of the options has been set at or above the market price of the Company's shares on such stock exchange rather than below.]**

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide [EMPLOYEE/ CONSULTANT/MANAGEMENT COMPANY EMPLOYEE] ▼ of the Company, entitled to receive Options under Exchange Policies.

PEDIMENT EXPLORATION LTD.

_____
Authorized Signatory

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SCHEDULE B
SHARE OPTION PLAN
VESTING SCHEDULE

1. Options granted pursuant to the Plan to Directors, Officers and all Employees employed by the Company for a period of more than six (6) months at the time the Option is granted will vest as follows:

    (a) 1/3 of the total number of Options granted will vest six (6) months after the date of grant;

    (b) a further 1/3 of the total number of Options granted will vest one year after the date of grant; and

    (c) the remaining 1/3 of the total number of Options granted will vest 18 months after the date of grant.

2. Options granted pursuant to the Plan to an Employee who has been employed by the Company for a period of less than six months at the time the Option is granted will vest as follows:

    (a) 1/3 of the total number of Options granted will vest one year after the date of grant;

    (b) a further 1/3 of the total number of Options granted will vest 18 months after the date of grant; and

    (c) the remaining 1/3 of the total number of Options granted will vest two years after the date of grant.

3. Options granted to Consultants retained by the Company pursuant to a short term contract or for a specific project with a finite term, will be subject to such vesting provisions determined by the Board at the time the Option Commitment is made, subject to Regulatory Approval.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509
(Registrant)

Date: April 30, 2008   By /s/ Gary Freeman
                                 Gary Freeman, President/CEO/Director

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